Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration statements:

1.	Form F-10 No. 333-235935

of Shaw Communications Inc. and the use herein of our reports dated October 30, 2020, with respective to the consolidated statement of financial position as at August 31, 2020 and 2019 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the two years ended August 31, 2020, and the effectiveness of internal control over financial reporting of the Shaw Communications Inc. as of August 31, 2020 of Shaw Communications Inc., including in this Annual Report on Form 40-F.

Calgary, Canada	/s/ Ernst & Young LLP

October 30, 2020	Chartered Professional Accountants